Exhibit 99.2

ELBIT IMAGING LTD. APPOINT RON HADASSI AS CHIEF EXECUTIVE OFFICER (CEO) AND
A NEW MEMBER TO THE BOARD OF DIRECTORS

Tel Aviv, Israel, December 14, 2017, Elbit Imaging Ltd. ("EI" or the "Company") (TASE, NASDAQ: EMITF) announced today that at its Annual and Special General Meeting of Shareholders (the "Meeting") held on December 14, 2017, the following appointments were approved by the required majority:

1.	The appointment of the Company's Chairman, Mr. Ron Hadassi, as the Company's Chief Executive Officer (CEO).

Mr. Hadassi compensation package for his services as both the Chairman and the CEO of the Company was approved at the Meeting.

The appointment is effective as of January 1, 2018, and will remain in effect for a period of three (3) years.

2.	The appointment of Ms. Nitzan Gozlan as a director on the Company's Board of Directors, until the next Annual General Meeting of the Shareholders.

In addition, The Company reappoint the following incumbent Directors: Ron Hadassi, Alon Bachar, Boaz Lifschitz and Nadav Livni, each to hold office until the next Annual General Meeting of Shareholders.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial Centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Land Plots in India - plots designated for sale initially designated to residential projects.

For Further Information:

Company Contact

Ron Hadassi

Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050

ron@elbitimaging.com